

Mail Stop 3561

October 1, 2008

Mr. Ricardo Figueiredo Bomeny
Chief Executive Officer
Brazil Fast Food Corp.
Rua Voluntarios da Patria 89, 9o andar
Botafogo, CEP 22.270-010, Rio de Janeiro, Brazil

> **Re: Brazil Fast Food Corp.**
> **Form 10-K for the Year Ended Dec. 31, 2007**
> **Form 10-K/A filed Sept. 24, 2008 for the Year Ended Dec. 31, 2007**
> **File No. 000-23278**

Dear Mr. Bomeny:

We have completed our review of your Form 10-K and related filings, including your recent Form 10-K/A, and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief